SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Third quarter 2014 financial statements

Rio de Janeiro, November 14, 2014 – Petróleo Brasileiro S.A. – Petrobras, in compliance with the request made by the Comissão de Valores Mobiliários (Securities and Exchange Commission) of Brazil (CVM) to amend the press release issued on November 13, 2014,  informs the following additional information:

Petrobras has chosen to release its third quarter 2014 financial statements, without a review by its Independent Auditors, in order to keep the market informed in recognition of the importance of transparency. The Company expects that by December 12, 2014, it will have a better understanding from the ongoing investigations by the independent law firms and by the Brazilian regulatory authorities, allowing for more accuracy in connection with any necessary adjustments to the financial statements based on the accusations and investigations related to the “Lava Jato Operation”.

Moreover, the Company has several financial contracts with covenants that provide for the delivery of quarterly financial statements, audited or unaudited, to the financial agents within 90 (ninety) days following the end of the quarter. These provisions allow the Company until 12.30.2014 to deliver the third quarter financial statements. Thus, in accordance with its contractual obligations, Petrobras has until that date to present the financial statements.

In light of the ongoing investigations, it is currently not possible for the Company to determine an estimated date for the disclosure of its Quarterly Financial Statements (ITR) for the period ended 09.30.2014, together with the review report issued by the Independent Auditors. Furthermore, the date to be established for the disclosure of these financial statements together with the review report of the External Auditors is still contingent upon assessments from the Company’s Auditors. As soon as the Company has more definition in this regard, the Company will announce the anticipated disclosure date to the market, at least 15 (fifteen) days in advance.

Finally, the credit rating agencies will be informed of the reasons why the Company did not disclose its financial statements with a review for the third quarter within the time period prescribed under Brazilian law, as well as the measures that have been taken by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.